As filed with the Securities and Exchange Commission on February 11, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-23993

Broadcom Corporation

(Exact name of registrant as specified in its charter)

5300 California Avenue

Irvine, CA 92617

(949) 926-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.0001 per share

2.700% Senior Notes due 2018

2.500% Senior Notes due 2022

3.500% Senior Notes due 2024

4.500% Senior Notes due 2034

Debt Securities

Preferred Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class A Common Stock, par value $0.0001 per share: 1

2.700% Senior Notes due 2018: Less than 300

2.500% Senior Notes due 2022: Less than 300

3.500% Senior Notes due 2024: Less than 300

4.500% Senior Notes due 2034: Less than 300

Debt Securities: None

Preferred Stock, par value $0.0001 per share: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Broadcom Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Broadcom Corporation

Date:	February 11, 2016	By:	/s/ Anthony E. Maslowski
Anthony E. Maslowski
Vice President, Chief Financial Officer and Secretary